CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,000,000	$232.40

Pricing supplement no. 430 To prospectus dated November 7, 2014, prospectus supplement dated November 7, 2014 and product supplement no. 4a-I dated November 7, 2014	Registration Statement No. 333-199966 Dated March 6, 2015 Rule 424(b)(2)

Structured Investments	$2,000,000 11.10% per annum Upside Auto Callable Reverse Exchangeable Notes due March 10, 2016 Linked to the Common Stock of Splunk, Inc.

General

•	The notes are designed for investors who seek a higher interest rate than either the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us. Investors should be willing to forgo the potential to participate in the appreciation of the Reference Stock, to accept the risks of owning equities in general and the common stock of Splunk, Inc., in particular, to assume the risk that the notes will be automatically called and the investors will receive less interest than if the notes are not automatically called and, if the notes are not automatically called, to lose some or all of their principal at maturity.
•	The notes will pay 11.10% per annum interest over the term of the notes, assuming no automatic call, payable at a rate of 0.925% per month. However, the notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on the Final Stock Price of the Reference Stock and whether the trading price of one share of the Reference Stock is less than the Stock Strike Price by more than the Buffer Amount at any time during the Monitoring Period, as described below. If the notes are automatically called, you will receive, for each $1,000 principal amount note, $1,000 plus accrued and unpaid interest.
•	If the notes are not automatically called, payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Reference Stock (or, at our election, the Cash Value), in each case, together with any accrued and unpaid interest, as described below.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The notes priced on March 6, 2015 and are expected to settle on or about March 11, 2015. The Pricing Date, for purposes of these notes, is the day that the terms of the notes become final. The Stock Strike Price has been determined by reference to the closing price of the Reference Stock on March 5, 2015 and not by reference to the closing price of the Reference Stock on the Pricing Date.
•	Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Reference Stock:	The common stock, par value $0.001 per share, of Splunk, Inc. (Bloomberg ticker: “SPLK”). We refer to Splunk, Inc. as “Splunk.”
Interest Rate:

• 11.10% per annum if the notes are not automatically called; or

• if the notes are automatically called:

• 5.550% if the notes are automatically called on the first Call Date;

• 6.475% if the notes are automatically called on the second Call Date;

• 7.400% if the notes are automatically called on the third Call Date;

• 8.325% if the notes are automatically called on the fourth Call Date;

• 9.250% if the notes are automatically called on the fifth Call Date;

• 10.175% if the notes are automatically called on the final Call Date;

in each case equivalent to 11.10% per annum, payable at a rate of 0.925% per month.

Automatic Call:	If on any of the Call Dates, the closing price of one share of the Reference Stock is greater than or equal to the Stock Strike Price, the notes will be automatically called on that Call Date.
Payment if Called:	If the notes are automatically called, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest to but excluding that Call Settlement Date.
Physical Delivery Amount:	15.46790 shares of the Reference Stock per $1,000 principal amount note, which is equal to $1,000 divided by the Stock Strike Price, times the Stock Adjustment Factor
Cash Value:	The product of (1) $1,000 divided by the Stock Strike Price and (2) the Final Stock Price, subject to adjustments
Buffer Amount:	$32.325, which is equal to 50.00% of the Stock Strike Price
Payment at Maturity:

If the notes have not been automatically called, the payment at maturity, in excess of any accrued and unpaid interest, will be based on the performance of the Reference Stock. If the notes are not automatically called, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest at maturity, unless:

(1) the Final Stock Price is less than the Stock Strike Price; and

(2) at any time during the Monitoring Period, the trading price of one share of the Reference Stock is less than the Stock Strike Price by more than the Buffer Amount.

If the notes have not been automatically called and the conditions described in both (1) and (2) are satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value). Fractional shares will be paid in cash. The market value of the Physical Delivery Amount or the Cash Value will most likely be substantially less than the principal amount of your notes, and may be zero.

Stock Strike Price:	$64.65, which was the closing price of one share of the Reference Stock on the Strike Date. The Stock Strike Price of the Reference Stock was not determined by reference to the closing price of one share of the Reference Stock on the Pricing Date.
Monitoring Period:	The period from but excluding the Strike Date to and including the Observation Date
Strike Date:	March 5, 2015
Pricing Date:	March 6, 2015
Settlement Date:	On or about March 11, 2015
Observation Date*:	March 7, 2016
Maturity Date*:	March 10, 2016
CUSIP:	48125UJA1
Other Key Terms:	See “Additional Key Terms” in this pricing supplement.

* Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 4a-I

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 4a-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$15	$985
Total	$2,000,000	$30,000	$1,970,000

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $15.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-87 of the accompanying product supplement no. 4a-I.

The estimated value of the notes as determined by JPMS, when the terms of the notes were set, was $948.30 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, and are not obligations of, or guaranteed by, a bank.

March 6, 2015

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus, as supplemented by the prospectus supplement, each dated November 7, 2014 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4a-I dated November 7, 2014. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4a-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf
•	Prospectus supplement and prospectus, each dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

Final Stock Price:	The closing price of one share of the Reference Stock on the Observation Date
Stock Adjustment Factor:	The Stock Adjustment Factor is referenced in determining the closing price and the trading price of the Reference Stock and is set initially at 1.0 on the Strike Date. The Stock Adjustment Factor is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See “The Underlyings — Reference Stocks — Anti-Dilution Adjustments” and “The Underlyings — Reference Stocks — Reorganization Events” in the accompanying product supplement no. 4a-I for further information.
Interest Payment Dates*:	April 9, 2015, May 8, 2015, June 10, 2015, July 9, 2015, August 10, 2015, September 11, 2015, October 8, 2015, November 10, 2015, December 10, 2015, January 8, 2016, February 10, 2016 and the Maturity Date. See “Selected Purchase Considerations — Monthly Interest Payments” in this pricing supplement for more information.
Call Dates*:	September 8, 2015, October 5, 2015, November 5, 2015, December 7, 2015, January 5, 2016 and February 5, 2016 (the final Call Date)
Call Settlement Dates*:	With respect to each Call Date, the first Interest Payment Date occurring after that Call Date

* Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 4a-I

Selected Purchase Considerations

•	THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US — The notes will pay interest at the Interest Rate specified on the cover of this pricing supplement, which is higher than the yield currently available on debt securities of comparable maturity issued by us. Because the notes are our unsecured and unsubordinated obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
•	MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments as specified on the cover of this pricing supplement. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date or applicable Call Settlement Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.
•	POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — If the closing price of one share of the Reference Stock is greater than or equal to the Stock Strike Price on any of the Call Dates, your notes will be automatically called prior to the Maturity Date. Under these circumstances, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Call Settlement Date.
•	THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES HAVE NOT BEEN AUTOMATICALLY CALLED — If the notes have not been automatically called, we will pay you your principal back at maturity so long as the Final Stock Price is not less than the Stock Strike Price or the trading price of one share of the Reference Stock is not less than the Stock Strike Price by more than the Buffer Amount at all times during the Monitoring Period. However, if the notes have not been automatically called, the Final Stock Price is less than the Stock Strike Price and the trading price of one share of the Reference Stock at any time during the Monitoring Period is less than the Stock Strike Price by more than the Buffer Amount, you could lose the entire principal amount of your notes.
•	TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4a-I. Based on current market conditions, in determining our reporting responsibilities we intend to treat the notes for U.S. federal income tax purposes as units each comprising: (x) a Put Option written by you that is terminated if an Automatic Call occurs and that, if not terminated,
JPMorgan Structured Investments —	PS - 1
Upside Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of Splunk, Inc.

requires you to purchase the Reference Stock (or, at our option, receive the Cash Value thereof) from us at maturity for an amount equal to the Deposit under circumstances where the payment due at maturity is the Physical Delivery Amount (or the Cash Value thereof) and (y) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the Put Option, as more fully described in “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Units Each Comprising a Put Option and a Deposit” in the accompanying product supplement no. 4a-I, and in particular in the subsection thereof entitled “—Notes with a Term of Not More than One Year.” By purchasing the notes, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to follow this treatment and the allocation described in the following paragraph. However, there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses on a number of issues, the most relevant of which for investors in the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by non-U.S. investors should be subject to withholding tax. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In determining our reporting responsibilities, we intend to treat approximately 6.67% of each interest payment to interest on the Deposit and the remainder to Put Premium. Assuming that the treatment of the notes as units each comprising a Put Option and a Deposit is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to sale or settlement, including a settlement following an Automatic Call.

Withholding under legislation commonly referred to as “FATCA” will apply to amounts treated as interest or other “fixed or determinable annual or periodical” income for U.S. federal income tax purposes paid with respect to the notes.

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the 2007 notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative treatments, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4a-I.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes have not been automatically called, the payment at maturity will be based on the Final Stock Price and whether the trading price of one share of the Reference Stock is less than the Stock Strike Price by more than the Buffer Amount at any time during the Monitoring Period. Under certain circumstances, you will receive at maturity a predetermined number of shares of the Reference Stock (or, at our election, the Cash Value). The market value of those shares of the Reference Stock or the Cash Value will most likely be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.
•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT — The notes will be automatically called before maturity if the closing price of one share of the Reference Stock is greater than or equal to the Stock Strike Price on any of the Call Dates. Under these circumstances, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Call Settlement Date.
•	THE BENEFIT PROVIDED BY THE BUFFER AMOUNT MAY TERMINATE AT ANY TIME DURING THE TERM OF THE NOTES — If the notes have not been automatically called and, at any time during the Monitoring Period, the trading price of one share of the Reference Stock is less than the Stock Strike Price minus the Buffer Amount, you will be fully exposed to any depreciation in the Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, and if the Final Stock Price is less than the Stock Strike Price, you will receive at maturity a predetermined number of shares of Reference Stock (or, at our election, the Cash Value) and, consequently, you will lose 1% of the principal amount of your investment for every 1% that the Final Stock Price is less than the Stock Strike Price. You will be subject to this potential loss of principal even if the trading price of one share of the Reference Stock subsequently recovers such that it is greater than the Stock Strike Price minus the Buffer Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the
JPMorgan Structured Investments —	PS- 2
Upside Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of Splunk, Inc.

notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement no. 4a-I for additional information about these risks.

We and/or our affiliates may also currently or from time to time engage in business with Splunk, including extending loans to, or making equity investments in, Splunk or providing advisory services to Splunk. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Splunk, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of Splunk as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

•	REINVESTMENT RISK — If your notes are automatically called early, the term of the notes may be reduced to as short as approximately six months and you will not receive interest payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.
•	SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
•	JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that
JPMorgan Structured Investments —	PS - 3
Upside Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of Splunk, Inc.

some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits , if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the closing price and the trading price of one share of the Reference Stock, including:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility in the price of the Reference Stock;
•	the time to maturity of the notes;
•	whether the trading price of one share of the Reference Stock has been, or is expected to be, less than the Stock Strike Price by more than the Buffer Amount during the Monitoring Period;
•	the likelihood of an automatic call being triggered;
•	the dividend rate on the Reference Stock;
•	interest and yield rates in the market generally
•	the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	BUFFER AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY — Assuming the notes have not been automatically called, we will pay you your principal back at maturity only if the trading price of one share of the Reference Stock is not below the Stock Strike Price by more than the Buffer Amount at all times during the Monitoring Period or the Final Stock Price is equal to or greater than the Stock Strike Price. If the notes have not been automatically called and the trading price of one share of the Reference Stock is less than the Stock Strike Price by more than the Buffer Amount at any time during the Monitoring Period, the benefit provided by the Buffer Amount will be eliminated and you will be fully exposed at maturity to any decline in the market price of the Reference Stock.
•	VOLATILITY RISK — Greater expected volatility with respect to the Reference Stock indicates a greater likelihood as of the Pricing Date that the Reference Stock could trade below the Stock Strike Price by more than the Buffer Amount at any time during the Monitoring Period. The Reference Stock’s volatility, however, can change significantly over the term of the notes. The trading price of one share of the Reference Stock could fall sharply at any time during the Monitoring Period, which could result in a significant loss of principal.
•	YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK —If the notes have not been automatically called, unless (i) the Final Stock Price is below the Stock Strike Price and (ii) at any time during the Monitoring Period, the trading price of one share of the Reference Stock is less than the Stock Strike Price by more than the Buffer Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Reference Stock, which may be significant. If the notes are automatically called, for each $1,000 principal amount note, you will receive $1,000 on the applicable Call Settlement Date plus any accrued and unpaid interest, regardless of the appreciation in the value of the Reference
JPMorgan Structured Investments —	PS- 4
Upside Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of Splunk, Inc.

Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.

•	no ownership rights in the Reference Stock — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the Reference Stock issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
•	NO AFFILIATION WITH SPLUNK — We are not affiliated with Splunk. We have not independently verified any of the information about Splunk contained in this pricing supplement. You should undertake your own investigation into the Reference Stock and Splunk. We are not responsible for Splunk’s public disclosure of information, whether contained in SEC filings or otherwise.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.

JPMorgan Structured Investments —	PS - 5
Upside Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of Splunk, Inc.

What Is the Total Return on the Notes at Maturity or upon Automatic Call, Assuming a Range of Performances for the Reference Stock?

The following table and examples illustrate the hypothetical total return and hypothetical total payment on the notes at maturity or upon automatic call. The “note total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity or upon automatic call plus the interest payments received to and including the Maturity Date or the relevant Call Settlement Date, as applicable, per $1,000 principal amount note to $1,000. In addition, the following table and examples assume a Stock Strike Price of $65.00 and reflect the Interest Rate of 11.10% per annum (payable at a rate of 0.925% per month) and the Buffer Amount of 50.00% of the Stock Strike Price.

Each hypothetical total return or total payment set forth below is for illustrative purposes only and may not be the actual total return or total payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

What Is the Total Return on the Notes at Maturity if the Notes Have Not Been Automatically Called?

The following table and examples illustrate the hypothetical total return on the notes at maturity if the notes have not been automatically called.

Final Stock Price	Reference Stock Appreciation / Depreciation at the Observation Date	Note Total Return at Maturity Date if a Trigger Event Has Not Occurred (1)	Note Total Return at Maturity Date if a Trigger Event Has Occurred (1)
$117.0000	80.00%	11.10%	11.10%
$107.2500	65.00%	11.10%	11.10%
$97.5000	50.00%	11.10%	11.10%
$91.0000	40.00%	11.10%	11.10%
$84.5000	30.00%	11.10%	11.10%
$78.0000	20.00%	11.10%	11.10%
$71.5000	10.00%	11.10%	11.10%
$68.2500	5.00%	11.10%	11.10%
$65.6500	1.00%	11.10%	11.10%
$65.0000	0.00%	11.10%	11.10%
$61.7500	-5.00%	11.10%	6.10% (2)
$58.5000	-10.00%	11.10%	1.10% (2)
$52.0000	-20.00%	11.10%	-8.90% (2)
$45.5000	-30.00%	11.10%	-18.90% (2)
$39.0000	-40.00%	11.10%	-28.90% (2)
$32.5000	-50.00%	11.10%	-38.90% (2)
$32.4935	-50.01%	N/A	-28.91% (2)
$26.0000	-60.00%	N/A	-48.90% (2)
$19.5000	-70.00%	N/A	-58.90% (2)
$13.0000	-80.00%	N/A	-68.90% (2)
$6.5000	-90.00%	N/A	-78.90% (2)
$0.0000	-100.00%	N/A	-88.90% (2)

(1) A Trigger Event occurs if, at any time during the Monitoring Period, the trading price of one share of any Reference Stock is less than the Stock Strike Price by more than 50.00%.

(2) These Note Total Returns reflect a payment at maturity of the number of shares of the Reference Stock equal to its Physical Delivery Amount (or, at our election, the Cash Value), assuming that the value of those shares on the Maturity Date is the same as their value on the Observation Date. You will bear the risk of any decrease in the value of the shares of the Reference Stock between the Observation Date and the Maturity Date. Fractional shares will be paid in cash.

The following examples illustrate how the total payment on the notes in different hypothetical scenarios are calculated.

Example 1: The notes have not been automatically called prior to maturity and the closing price of one share of the Reference Stock increases from the Stock Strike Price of $65 to a Final Stock Price of $65.65. Because the notes have not been automatically called prior to maturity and the Final Stock Price of $65.65 is greater than the Stock Strike Price of $65, regardless of whether a Trigger Event has occurred, the investor receives total payments of $1,111.00 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $111.00 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

JPMorgan Structured Investments —	PS- 6
Upside Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of Splunk, Inc.

Example 2: The notes have not been automatically called prior to maturity, a Trigger Event has not occurred and the closing price of one share of the Reference Stock decreases from the Stock Strike Price of $65 to a Final Stock Price of $32.50. Because the notes have not been automatically called prior to maturity and a Trigger Event has not occurred, even though the Final Stock Price of $32.50 is less than the Stock Strike Price of $65, the investor receives total payments of $1,111.00 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $111.00 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 3: The notes have not been automatically called prior to maturity, a Trigger Event has occurred and the closing price of one share of the Reference Stock decreases from the Stock Strike Price of $65 to a Final Stock Price of $26. Because the notes have not been automatically called prior to maturity, a Trigger Event has occurred and the Final Stock Price is less than the Stock Strike Price, the investor receives the Physical Delivery Amount of the Reference Stock (or, at our election, the Cash Value) at maturity. Because the Final Stock Price is $26, the total value of your payment at maturity, whether in cash or shares of the Reference Stock, is $400.00. Accordingly, the total value of the payments on the notes over the term of the notes, whether in cash or shares of the Reference Stock, is $511.00 per $1,000 principal amount note, consisting of interest payments of $111.00 per $1,000 principal amount note over the term of the notes and a payment at maturity with a value of $400.00 per $1,000 principal amount note.

Example 4: The notes have not been automatically called prior to maturity, a Trigger Event has occurred and the closing price of one share of the Reference Stock decreases from the Stock Strike Price of $65 to a Final Stock Price of $0. Because the notes have not been automatically called prior to maturity, a Trigger Event has occurred and the Final Stock Price is less than the Stock Strike Price, the investor receives the Physical Delivery Amount (or, at our election, the Cash Value) at maturity. Because the Final Stock Price is $0, the total value of your payment at maturity, whether in cash or shares of the Reference Stock is $0. Accordingly, the total value of the payments on the notes over the term of the notes, whether in cash or shares of the Reference Stock, is $111.00 per $1,000 principal amount note, consisting solely of interest payments of $111.00 over the term of the notes.

What Is the Total Return on the Notes upon Automatic Call if the Notes Are Automatically Called?

The following table and examples illustrate the hypothetical total return on the notes if the notes are automatically called on a Call Date.

Call Settlement Date	Note Total Return (1)
First	5.550%
Second	6.475%
Third	7.400%
Fourth	8.325%
Fifth	9.250%
Final	10.175%
(1)	If, on any Call Date, the closing price of one share of the Reference Stock is greater than or equal to the Stock Strike Price, the notes will be automatically called on that Call Date. If the notes are automatically called, on the relevant Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest to but excluding that Call Settlement Date.

The following examples illustrate how, if the notes are automatically called, the total payments on the notes in different hypothetical scenarios are calculated.

Example 1: The closing price of one share of the Reference Stock increases from the Stock Strike Price of $65 to a closing price of one share of $65.65 on the first Call Date. Because the closing price of one share of the Reference Stock on the first Call Date is greater than the Stock Strike Price, the notes are automatically called, and the investor receives total payments of $1,055.50 per $1,000 principal amount note, consisting of interest payments of $55.50 per $1,000 principal amount note over the term of the notes and a payment upon automatic call of $1,000 per $1,000 principal amount note.

Example 2: The closing price of one share of the Reference Stock on each Call Date prior to the final Call Date is less than the Stock Strike Price of $65, and the closing price of one share of the Reference Stock increases from the Stock Strike Price of $65 to a closing price of $65.65 on the final Call Date. Although the closing price of one share of the Reference Stock on each of the Call Dates prior to the final Call Date is less than the Stock Strike Price, because the closing price of one share of the Reference Stock on the final Call Date is greater than the Stock Strike Price, the notes are automatically called, and the investor receives total payments of $1,101.75 per $1,000 principal amount note, consisting of interest payments of $101.75 per $1,000 principal amount note over the term of the notes and a payment upon automatic call of $1,000 per $1,000 principal amount note.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS - 7
Upside Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of Splunk, Inc.

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Splunk is derived from publicly available sources, without independent verification. According to its publicly available filings with the SEC, Splunk provides a software platform that collects and indexes data and enables users to search, correlate, analyze, monitor and report on that data in real time. The common stock, par value $0.001 per share, of Splunk (Bloomberg ticker: SPLK), is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on The NASDAQ Stock Market, which we refer to as the relevant exchange for purposes of Splunk in the accompanying product supplement no. 4a-I. Information provided to or filed with the SEC by Splunk pursuant to the Exchange Act can be located by reference to SEC file number 001-35498, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly historical closing price (in U.S. dollars) of one share of the Reference Stock from April 20, 2012 through March 6, 2015. The closing price of one share of the Reference Stock on March 6, 2015 was $62.48. The Reference Stock commenced trading on The NASDAQ Stock Market on April 20, 2012 and therefore has a limited trading history. We obtained the closing prices below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing prices may have been adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical closing prices of one share of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on any Call Date or the Observation Date or the trading price of one share of the Reference Stock at any time during the Monitoring Period. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your principal amount.

Historical Performance of Splunk, Inc.
Price ($)
100
90
80
70
60
50
40
30
20
10
0
Apr-12
Oct-12
Apr-13
Oct-13
Apr-14
Oct-14
Source: Bloomberg

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions

JPMorgan Structured Investments —	PS- 8
Upside Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of Splunk, Inc.

and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity or upon Automatic Call, Assuming a Range of Performances for the Reference Stock?” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Reference Stock” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated November 7, 2014, which was filed as an exhibit to the Registration Statement on Form S-3 by us on November 7, 2014.

JPMorgan Structured Investments —	PS - 9
Upside Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of Splunk, Inc.